UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-170054

(Check One):
[X] Form 10-K                               [ ] Form 20-F                                [ ] Form 11-K                                [ ] Form 10-Q
[ ] Form 10-D                                 [ ] Form N-SAR                           [ ] Form N-CSR

                      For Period Ended:     December 31, 2012
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                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT

           REO Plus, Inc.
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FORMER NAME IF APPLICABLE

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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

           3014 McCulloch Circle
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CITY, STATE AND ZIP CODE

Houston, Texas 77056
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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [X]

(a)           The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following  the prescribed due date; or the subject quarterly report of transition report on Form 10-O, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and

(c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2012 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may materially affect the disclosure to be contained in the Report.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Richard J. Church                                                    (713)                                     478-3832
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(Name)                                                                (Area Code)                      (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).

[X] Yes  [ ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [ ] No

We expect to have expenses and losses during the year ended December 31, 2012 about 50% greater than during the year ended December 31, 2011.

REO Plus, Inc.
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(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:           March 28, 2013                                           By:           /s/ Richard J. Church
           Richard J. Church, President

A T T E N T I O N

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).